DEVRY INC.
PROFIT SHARING RETIREMENT PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2008
AND FOR THE TWELVE MONTH PERIOD ENDED JUNE 30, 2008

DEVRY INC.
PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS
Pages

Reports of Independent Registered Public Accounting Firms	3-4

Financial Statements:

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7 - 16

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	17

Consents	18

Report of Independent Registered Public Accounting Firm

To the Audit Committee
DeVry Inc. Profit Sharing Retirement Plan
Oakbrook Terrace, Illinois

We have audited the accompanying statement of net assets available for benefits of the DeVry Inc. Profit Sharing Retirement Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the six month period ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the DeVry Inc. Profit Sharing Retirement Plan as of December 31, 2008, and the changes in net assets available for benefits for the six month period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
McGladrey & Pullen, LLP
Deerfield, Illinois
September 1, 2009

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
DeVry Inc. Profit Sharing Retirement Plan

We have audited the accompanying statement of net assets available for benefits of DeVry Inc. Profit Sharing Retirement Plan (the “Plan”) as of June 30, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2008, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Hill, Taylor LLC
Hill, Taylor LLC
Chicago, Illinois

December 22, 2008

DEVRY INC.
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND JUNE 30, 2008

	December 31, 2008	June 30, 2008

Assets

Invesments (at fair value)	$192,756,946	$216,712,074

Receivables:
Participant contributions	732,687	599,626
Employer contributions	394,016	6,017,929
Other	11,616	36,469

Total assets	193,895,265	223,366,098

Liabilities

Operating payables	159,293	128,943
Other payables	58,653	342,221

Total liabilities	217,946	471,164

Net assets reflecting investments at fair value	$193,677,319	$222,894,934

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,555,983	-

Net assets available for benefits	$197,233,302	$222,894,934

The accompanying notes are an integral part of these financial statements.

DEVRY INC.
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2008 AND
THE TWELVE MONTHS ENDED JUNE 30, 2008

	Six Months Ended December 31, 2008	Twelve Months Ended June 30, 2008

Additions to net assets attributed to:
Investment income from interest and dividends	$4,006,318	$12,763,960
Participant contributions	9,572,090	14,992,721
Participant rollovers from other plans	723,632	1,105,097
Employer matching contributions	4,820,392	3,661,988
Employer discretionary contributions	-	5,742,318

Total additions	19,122,432	38,266,084

Deductions from net assets attributed to:
Net depreciation in fair value of investments	37,011,890	20,950,138
Benefits paid to participants	7,674,103	36,765,252
Investment and administrative expenses	98,071	37,608

Total deductions	44,784,064	57,752,998

Net decrease	(25,661,632)	(19,486,914)

Net assets available for benefits:
Beginning of year	222,894,934	242,381,848
End of year	$197,233,302	$222,894,934

The accompanying notes are an integral part of these financial statements.

DEVRY INC.
PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the DeVry Inc. Profit Sharing Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a participant-directed defined contribution plan with elective employee participation on a before-tax basis under Section 401(k) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).  The Plan covers all United States of America employees of DeVry Inc. (“DeVry” or “Employer”) and its subsidiaries, except employees of Dominica Management Inc. and Ross University, eligible on the date of hire to make employee contributions. Employees of Dominica Management Inc. and Ross University participate in separate plans. Effective July 1, 2008, Participants are eligible for DeVry’s matching contributions on the first day of employment and profit sharing contributions after completing ninety days of employment. New employees who were participants in other qualified retirement plans are permitted to transfer their vested account balances to the Plan.  Employees must complete a minimum of 1,000 hours of service annually in order to maintain eligibility for Plan participation.  Prior to July 1, 2008, participants were eligible for DeVry’s matching contributions and profit sharing contributions after completing one year of service with 1,000 or more hours worked.

DeVry is the administrator of the Plan. Fidelity Investments serves as trustee of the Plan to perform certain administrative and record keeping services.

    Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of $15,500 for calendar years ended December 31, 2008 and 2007.    All employees who were eligible to make elective deferrals under the Plan and who attained age 50 before the close of calendar years ended December 31, 2008 and 2007 were eligible to make catch-up contributions up to $5,000 for each year.    Participant contributions are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.  The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan, known as “rollover contributions.”

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan’s active investment funds. The minimum allocation to each fund is 1%.  However, investments in the DeVry Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

Effective July 1, 2008, DeVry makes a matching employer contribution into the Plan of 100% of up to the first 4% of the participant’s compensation.  Prior to July 1, 2008, DeVry made a matching employer contribution into the Plan of 100% of up to the first 2% of the participant’s compensation.  DeVry may also make a discretionary contribution in an amount determined annually.

        Allocations to Participants

Each participant’s account is credited with the participant’s contribution and the DeVry matching contribution on a bi-weekly basis.  A contribution receivable is recorded for employee deferrals and related DeVry matching contributions resulting from eligible wages earned through the Plan year-end but not paid until the following Plan year.  DeVry’s discretionary contribution, if any, is allocated to participants’ accounts following the end of DeVry’s June 30 fiscal year for which the contribution is declared. As of December 31, 2008, the discretionary contribution of $5,742,318 for the Plan year ended June 30, 2008 has been allocated to participants’ accounts.  DeVry’s discretionary contribution for the company’s fiscal year ended June 30, 2009 has not yet been finalized.  It will be rendered as a contribution in the Plan’s financial statements for the year-ending December 31, 2009 and allocated to participants based on their compensation for the period July 1, 2008 to June 30, 2009.  Earnings of the Plan are allocated on a daily basis.  The investment options provided by the Trustee include mutual funds, a commingled fund, the DeVry Inc. Stock Fund which is a direct purchase stock fund, and the Prudential Fixed Income Fund which is a guaranteed investment fund.

Vesting

Participants are fully vested in their contributions and related investment earnings and losses at all times.  Prior to July 1, 2008, participants became fully vested in DeVry’s  contributions and related investment earnings and losses based upon the following vesting schedule:

Years of Service                                                                         Vesting %
1                                                                                      20%
2                                                                                      40%
3                                                                                      60%
4                                                                                      80%
5                                                                                    100%

Effective July 1, 2008, participants began immediately vesting in DeVry’s contributions, other than any discretionary contributions that may be made to the Plan by DeVry.  Discretionary contributions made by DeVry remain subject to the five year vesting schedule detailed above.

        Withdrawals

A participant who has attained age 59½ may withdraw a portion (minimum of $1,000) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. In addition, participants are limited to one hardship withdrawal per year.  Earnings and DeVry contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution or installments.  If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the DeVry Stock Fund may elect, in writing, to have the value of his/her investment in the DeVry Stock Fund distributed in whole shares of DeVry’s Common Stock. Fractional shares are distributed in cash.

        Participant Loans

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. Loans are granted for a minimum term of one year, and up to a maximum of five years (ten years for a purchase of a principal residence); however, the participant may prepay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan Administrator. The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the first day of the quarter in which the loan is made plus 1.00%. As of December 31, 2008, loan interest rates in effect ranged from 4.25% to 10.00% with various maturity dates. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.

Forfeitures

Any portion of a participant’s account balance in which the participant is not vested upon termination of employment constitutes forfeiture.  As of December 31, 2008 and June 30, 2008, forfeited nonvested accounts totaled $1,283,089 and $1,177,437, respectively.  The Plan provides that forfeitures relating to matching contributions are to be used to pay Plan administrative expenses or to reduce employer contributions.  Forfeitures relating to DeVry’s discretionary contributions are to be allocated to eligible participants in the same way as DeVry’s discretionary contributions to the extent such forfeitures are not used to pay Plan administrative expenses or to reduce employer contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  The Plan year-end was changed from June 30 to December 31.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reclassifications

Certain amounts in the prior period have been reclassified to be consistent with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Assets and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net (depreciation) appreciation in the fair value of its investments which consists of the related (losses) gains and the unrealized depreciation (appreciation) on those investments.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

New Accounting Pronouncement

Effective July 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, "Fair Value Measurements", (SFAS 157) issued by the Financial Accounting Standards Board.  See note 5.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Expenses

Investment expenses incurred by the manager of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by DeVry.

3.	Investments

The investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2008 and June 30, 2008 were as follows:

	December 31, 2008	June 30, 2008
Investments at Fair Value:
Bank of America Large Cap Core Fund (Commingled Fund)	$24,462,363	$34,743,384
DeVry Inc. Common Stock	21,615,582	20,444,468
Dodge and Cox Balanced Fund	12,824,594	17,123,002
Prudential Income Fund (Insurance Contract)	37,924,816	40,595,808
Causeway International Value Fund	*	12,364,917
Fidelity Small Cap Independence Fund	12,625,111	20,295,134
Fidelity Retirement Government Money
Market Fund	25,914,381	21,632,492
PIMCO Total Return Fund	12,454,604	*
All other investments	44,935,495	49,512,869

	$192,756,946	$216,712,074

           *Investment did not represent 5% or more of the Plan’s net assets available for benefits.

    The Plan’s investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

	Six Months Ended December 31, 2008	Twelve Months Ended June 30, 2008
Mutual funds	$ (29,405,153)	$(22,613,201)
Common stocks	1,509,325	8,166,268
Commingled funds	(9,116,062)	(6,503,205)
Net depreciation in fair value of investments	$(37,011,890)	$(20,950,138)

4.	Insurance Contracts

The Plan has entered into a benefit-responsive insurance contract with Prudential Retirement (“Prudential”).  The fully benefit-responsive guaranteed investment contract provides preservation of principal, maintains a stable interest rate, and provides daily liquidity at contract value for participant withdrawals and transfer in accordance with the provisions of the Plan.  The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed insurance contracts are fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for the benefits attributable to the guaranteed insurance contract.  Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise.  The fair value of the insurance contract at December 31, 2008 and June 30, 2008 was $$37,924,816 and $40,595,808, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent.  Such interest rates are reviewed on an annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include, but are not limited to layoffs, Plan termination, business closings, re-organizations, liquidations and the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the IRC.  The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed insurance contract does not permit Prudential to terminate the agreement prior to the scheduled maturity date.

Average Yields	Six Months Ended December 31, 2008	Twelve Months Ended June 30, 2008
Based on actual earnings	5.59%	5.65%
Based on interest rate credited to participants	5.48%	5.10%

5.	Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” (SFAS 157), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  SFAS 157 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions.  In accordance with SFAS 157, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, DeVry uses quoted market prices to determine fair value, and such measurements are classified within Level 1.  In some cases where market prices are not available, DeVry makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2.  If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates and yield curves.  These measurements are classified within Level 3.

Fair value measurements of assets and liabilities are classified according to the lowest level input or value-driver that is significant to the valuation.  A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Following is a description of the valuation methodologies used for assets measured at fair value.

Money Market and Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Commingled Funds: Valued at net asset value per unit held by the Plan at year end as quoted by the funds.

Insurance Contracts: Valued by summing the product of each investment year’s market value factor as of the Plan year-end by the particular contract’s balance within the investment year and dividing the result by the contract’s total investment year balance to arrive at a composite market value factor for the contract.  The contract-specific composite market value factor is then multiplied by the contract value to determine the estimated fair value

Participant Loans: Valued at amortized cost, which approximates fair value.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$105,449,034	$-	$-	$105,449,034
Common Stocks	21,615,582	-	-	21,615,582
Commingled Funds	-	24,462,363	-	24,462,363
Insurance Contracts	-	-	37,924,816	37,924,816
Participant Loans	-	-	3,305,151	3,305,151
Total investments at fair value	$127,064,616	$24,462,363	$41,229,967	$192,756,946

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the six months ended December 31, 2008.

	Participant Loans	Insurance Contract
Fair value, July 1, 2008	$3,067,708	$40,595,808
Unrealized gains/(losses) relating to instruments still held at reporting date	-	(2,670,992)
Purchases, sales, issuances and settlements, net	237,443	-
Fair value, December 31, 2008	$3,305,151	$37,924,816

6.	Income Tax Status

The Internal Revenue Service has determined and informed DeVry by a letter dated March 1, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan sponsor has indicated that it will take the necessary steps, if any, to correct any failure to operate the Plan in compliance with the IRC.

7.	Plan Termination

DeVry anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants’ accounts will be allocated in accordance with the provisions of the Plan. The resultant participants’ accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

8.	Investment Risk

The Plan provides for various investment options including DeVry Common Stock and a number of mutual funds, a commingled fund, and an insurance contract all of which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

9.	Related-Parties and Party-in-Interest Transactions

At December 31, 2008 and June 30, 2008, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of Fidelity Management Trust Company (“FMTC”), the Plan's Trustee. Fidelity Investments Institutional Operations Company, the Plan's record keeper, is also an affiliate of FMTC and FMR.

At December 31, 2008, the Plan held 376,512 shares of DeVry Inc. Common Stock valued at $21,615,582. At June 30, 2008, the Plan held 381,284 shares of DeVry Inc. Common Stock valued at $20,444,468.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and June 30, 2008 to the Form 5500.

	December 31, 2008	June 30, 2008
Net assets available for benefits per the financial statements	$197,233,302	$222,894,934
Adjustment for participant and employer contributions receivable allocated to participant accounts	(1,126,417)	(6,617,555)
Net assets available for benefits per the Form 5500	$196,106,885	$216,277,379

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the respective six-month period ended December 31, 2008 and twelve-month period ended June 30, 2008, to Form 5500:

	Six Months Ended December 31, 2008	Twelve Months Ended June 30, 2008
Net decrease in net assets available for benefits per the financial statements	($25,661,632)	($19,486,914)
Adjustment for participant and employer contributions	5,491,138	1,687,082
Net decrease in net assets available for benefits per Form 5500	($20,170,494)	($21,173,996)

11.	Voluntary Correction Program

DeVry is in the process of filing a Voluntary Correction Program (VCP) submission with the IRS to address the manner in which Plan forfeitures are allocated to Plan participants and used for Plan expenses.  This item did not have a material impact on the Plan’s net assets available for benefits, and DeVry does not expect the VCP submission to affect the Plan’s tax status.

12.	Subsequent Event

On September 18, 2008, DeVry Inc. acquired the operations of U.S. Education, the parent organization of Apollo College and Western Career College.  Apollo College and Western Career College prepare students for careers in healthcare through certificate and associate degree programs in such rapidly growing fields as nursing, ultrasound and radiography technology, surgical technology, veterinary technology, pharmacy technology, dental hygiene, and medical and dental assisting. The two colleges operate 17 campus locations in the western United States and currently serve approximately 11,000 students and have more than 65,000 alumni. The addition of U.S. Education has further diversified DeVry’s curricula.

        Effective March 1, 2009, employees of U.S. Education and its subsidiaries became eligible to participate in the Plan.

		DEVRY INC. PROFIT SHARING RETIREMENT PLAN
		PLAN NO. 001; PLAN EIN: 36-3150143

		Form 5500, Schedule H, Part IV, Line 4(i)
		SCHEDULE OF ASSETS (HELD AT END OF YEAR)

		AT DECEMBER 31, 2008

(a)	(b)	( c )	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of Investment	Cost**	Current Value

*	Fidelity Management Trust Company	Small Cap Independence Fund (1,198,965.893 shares)		$ 12,625,111

*	Fidelity Management Trust Company	Retirement Government Money Market Fund (25,914,380.630 shares)		25,914,381

*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund (155,609.595 shares)		4,963,946

	Bank of America	Large Cap Core Fund (Commingled Fund, 3,252,973.771 shares)		24,462,363

*	Fidelity Management Trust Company	Large Cap Value Fund (655,924.465 shares)		5,608,154

	American Funds	The Growth Fund of America (305,689.488 shares)		6,211,610

	Prudential Life Insurance Company	Income Fund (Insurance Contract 41,481,085.52 shares) ***		41,481,086

*	Fidelity Management Trust Company	Fidelity Short Term Interest Money Market Fund (965,514.79 shares)		965,515

	PIMCO	Total Return Fund (Institutional Class 1,228,264.701 shares)		12,454,604

	Dodge and Cox	Balanced Fund (250,187.170 shares)		12,824,594

	Causeway Capital Management	International Value Fund (Institutional Class 968,672.598 shares)		8,379,018

	The Vanguard Group, Inc.	Target Retirement Income Fund (56,854.666 shares)		541,256

	The Vanguard Group, Inc.	Target Retirement Fund 2005 (153,021.131 shares)		1,482,775

	The Vanguard Group, Inc.	Target Retirement Fund 2015 (422,710.901 shares)		4,036,889

	The Vanguard Group, Inc.	Target Retirement Fund 2025 (363,733.938 shares)		3,371,814

	The Vanguard Group, Inc.	Target Retirement Fund 2035 (319,407.731 shares)		2,954,522

	The Vanguard Group, Inc.	Target Retirement Fund 2045 (325,229.759 shares)		3,112,449

*	Fidelity Management Trust Company, Trustee	Participant loans (Interest rates of 4.25% to 10.00%)		3,305,151

*	Fidelity Management Trust Company, Trustee	DeVry Stock (376,512.497 shares)		21,615,582

*	Fidelity Management Trust Company, Trustee	Money Market Fund (2,396.47 shares)		2,396
				$ 196,313,216

	* Indicates party-in-interest
	** These investments are participant directed and , therefore, cost information is not required to be presented. *** Fair Value was $37,924,816

EXHIBIT 23
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 33-44421) on Form S-8 of DeVry Inc. of our report dated September 1, 2009, relating to the financial statements and supplemental schedule of the DeVry Inc. Profit Sharing Retirement Plan, which appears in this Annual Report on Form 11-K of the DeVry Inc. Profit Sharing Retirement Plan for the six month period ended December 31, 2008.

/s/ McGladrey & Pullen, LLP
McGladrey & Pullen, LLP
Deerfield, Illinois
September 1, 2009

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-44421) of DeVry Inc. of our report dated December 22, 2008 relating to the financial statements and supplemental schedule of the DeVry Inc. Profit Sharing Retirement Plan, which appears in this Form 11-K for the fiscal year ended June 30, 2008.

/s/ Hill, Taylor LLC
Hill, Taylor LLC
Chicago, Illinois
September 1, 2009